BEXIL SECURITIES LLC
(A Wholly-Owned Subsidiary of Bexil Corporation)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

17008336

SE   ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PUBLIC

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Mail Processing
Section

FEB 28 2017

FACING PAGE Washington DC

SEC FILE NUMBER
8-68574

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/16___ AND ENDING ___12/31/16___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Bexil Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Hanover Square
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas O'Malley   212-785-0900
                                                         (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP

(Name — if individual, state last, first, middle name)

1818 Market Street	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

SEC 1410 (06-02)   2A

OATH OR AFFIRMATION

I, <u>Thomas O'Malley</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Bexil Securities LLC</u>, as of <u>December 31, 2016</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Vice President
Chief Financial Officer
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2B



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Bexil Securities LLC
New York, New York

We have audited the accompanying financial statement of Bexil Securities LLC (a wholly-owned subsidiary of Bexil Corporation), which is comprised of the statement of financial condition as of December 31, 2016, and the related notes to the financial statement. Bexil Securities LLC's management is responsible for the financial statement. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Bexil Securities LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 24, 2017

BEXIL SECURITIES LLC
(A Wholly-Owned Subsidiary of Bexil Corporation)

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash and cash equivalents	$	992,479
Investments, at fair value (cost $13,168,167)		12,211,678
Interest receivable		231
Prepaid expenses		1,176
Total assets	$	13,205,564

LIABILITIESS AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	13,692
Due to related parties		2,499
Total liabilities		16,191
Commitments and contingencies (Note 5 and 6)		
Member's equity		
Member's capital		10,976,232
Retained earnings		2,213,141
Total member's equity		13,189,373
Total liabilities and member's equity	$	13,205,564

See notes to financial statement.

BEXIL SECURITIES LLC
(A Wholly-Owned Subsidiary of Bexil Corporation)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2016

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Bexil Securities LLC ("BSLLC" or the "Company") is a Maryland limited liability company. The Company is a single member limited liability company and Bexil Corporation ("Bexil") is its sole member. The Company is registered under the Securities Exchange Act of 1934 as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company may engage in the following business activities: trading securities for its own account through a Proprietary Account of Introducing Brokers agreement ("PAIB") with an unrelated broker-dealer and mutual fund underwriter or sponsor on a best efforts basis.

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are expressed in United States (U.S.) dollars.

Cash and Cash Equivalents
The Company considers all investments in money market funds, short-term investments and other marketable securities maturing ninety days or less that are not held-for-sale in the ordinary course of business as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Investment Transactions
The Company records investment transactions based on the trade date.

Valuation of Investments
Listed securities are valued at the last reported sales price on the date of determination on the principal exchange on which such securities are traded or, if not available, at the exchange listed bid price if held long and the listed ask price if sold short.

Fair Value Measurement
Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a three level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The Company's investment in its entirety is assigned a level based upon the inputs which are significant to the overall valuation. The inputs or methodology used for valuing investments are not an indication of the risk associated with investing in those securities. The hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities including securities actively traded on a securities exchange.

Level 2 – observable inputs other than quoted prices included in level 1 that are observable for the asset or liability which may include quoted prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 – unobservable inputs for the asset or liability including the Company's own assumptions about the assumption a market participant would use in valuing the asset or liability.

BEXIL SECURITIES LLC
(A Wholly-Owned Subsidiary of Bexil Corporation)

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

Income Taxes

No provision for Federal, state and local income taxes has been made in the accompanying financial statements, as the individual member is responsible for its proportionate share of the Company's taxable income. Interest, dividends and other income realized by the Company from non-U.S. sources and capital gains realized on the sale of securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income or gain is sourced.

The Individual Member recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Individual Member measures the tax benefit as the largest amount of benefit that is more likely than not being realized upon ultimate settlement. The Individual Member is subject to potential examination by taxing authorities in various jurisdictions. The open tax years under potential examination vary by jurisdiction. The Individual Member recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income. As of December 31, 2016, there was no impact to the financial statements related to accounting for uncertain income tax positions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

Subsequent Events

Subsequent events after the Statement of Financial Condition date through the date that the financial statements were available for issuance, February 24, 2017, have been evaluated in the preparation of the financial statements.

2. SIGNIFICANT RISK FACTORS

In the normal course of business, the Company may enter into transactions in various financial instruments. The Company's financial instruments may be subject to, but are not limited to, the following risks:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument or underlying of a derivative.

Credit Risk

Credit risk represents the potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting transactions with established, reputable financial institutions. Counterparty exposure is monitored on a regular basis.

The Company's securities transactions are provided by Interactive Brokers and Morgan Stanley, pursuant to prime brokerage and other related agreements. These brokers are members of major securities exchanges. The Company is subject to credit risk should a broker be unable to fulfill its obligations.

The cash at the brokers, at times, may exceed the amount insured by the Securities Investor Protection Corporation.

BEXIL SECURITIES LLC
(A Wholly-Owned Subsidiary of Bexil Corporation)

Liquidity Risk
Liquidity risk represents the possibility that the Company may not be able to sell its positions in times of low trading volume, high volatility and financial stress at a reasonable price.

Interest Rate Risk
Interest rate risk represents the effect from a change in interest rates, which could result in an adverse change in the fair value of an interest-bearing financial instrument.

3. FINANCIAL INSTRUMENTS

The following presents the Company's financial instruments' fair value hierarchy measured at fair value on a recurring basis as of December 31, 2016.

The Company holds 860,109 shares of Dividend and Income Fund ("DNI"), a publicly-traded affiliate, as of December 31, 2016. DNI retains Bexil Advisers LLC, a subsidiary of Bexil, as its investment adviser and certain officers and directors of the Company also serve as officers and or directors of DNI. The investment in DNI represents approximately 8% of the outstanding shares of DNI.

The following is a summary of the inputs used as of December 31, 2016 in valuing the Company's investments:

| | Valuation Input | | | |
	Level 1	Level 2	Level 3	Total
Common stock of publicly traded affiliate	$ 10,192,294	$ -	$ -	$10,192,294
Equity securities	692,335	-	-	692,335
Certificates of deposit	-	1,327,049	-	1,327,049
	$ 10,884,629	$ 1,327,049	$ -	$12,211,678

There were no transfers between levels during the year ended December 31, 2016.

4. RELATED PARTIES

Certain officers of the Company also serve as officers and/or directors of Winmill & Co. Incorporated ("Winco"), Tuxis Corporation ("Tuxis"), Global Self Storage, Inc. ("SELF"), and their affiliates (collectively with Bexil, the "Affiliates"). Pursuant to an arrangement between a professional employer organization ("PEO") and the Affiliates, the PEO provides payroll, benefits, compliance, and related services for concurrently employed employees of the Affiliates in accordance with applicable rules and regulations of the Internal Revenue Service, and in connection therewith Midas Management Corporation ("MMC"), a subsidiary of Winco, acts as a conduit payer of compensation and benefits to Affiliate employees.

Rent expense of jointly used office space and overhead expenses for various jointly used administrative and support functions jointly incurred by the Affiliates are allocated among them. As of December 31, 2016, the Company had a payable of $1,097 and $1,402 to Bexil and MMC, respectively, for expenses paid on its behalf.

The Company's carrying value in DNI was $10,192,294 at December 31, 2016.

5. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Exchange Act. The Company must maintain net capital, as defined, of not less than $100,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1.

BEXIL SECURITIES LLC
(A Wholly-Owned Subsidiary of Bexil Corporation)

At December 31, 2016, the Company had net capital, as defined, of $4,821,677, which exceeded its net capital requirement of $100,000 by $4,721,677. The ratio of aggregate indebtedness to net capital was approximately 0.003 to 1.

6. COMMITMENTS

The Company leases office space under a sublease with Winco expiring on September 30, 2018 with remaining future minimum lease payments as follows:

Year ending December 31,	
2017	$ 2,400
2018	1,800
	$ 4,200